UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated April 22, 2022.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming announces change in its holding in BioConnection following a substantial investment by new investor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: 22 April, 2022

Pharming announces change in its holding in BioConnection following a substantial investment by new investor

Following an agreed investment by European investment company Gimv, Pharming’s minority stake of 43.85% in BioConnection will reduce to 22.98%.
As a result of this transaction, Pharming will receive one-off US$ 7.5 million (EUR 6.9 million) net cash proceeds.
Pharming continues to support BioConnection to accelerate its growth strategy together with Gimv and its other shareholders.
Leiden, The Netherlands, 22 April 2022: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/NASDAQ: PHAR) announces a change in its minority holding in BioConnection B.V, a contract development and manufacturing organization (CDMO) and the long-time fill and finish partner in the production of Pharming’s product RUCONEST®. In April 2019, the company announced it had invested €4.1 million to acquire a 43.85% stake in BioConnection through its 100% subsidiary Pharming Technologies B.V.
Following receipt of an offer for all shares in BioConnection by Gimv, a European investment company listed on Euronext Brussels, the existing shareholders (including Pharming) reached agreement with Gimv today on the sale of all issued and outstanding shares to a new holding company incorporated by Gimv for BioConnection, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of that new holding company.
As a result of the transaction, the minority stake held by Pharming in BioConnection will reduce to 22.98% and Pharming will receive one-off US$ 7.5 million (EUR 6.9 million) net cash proceeds in Q2 2022.
Pharming will continue to support BioConnection to accelerate its next stage of growth to further invest in its organization and infrastructure to increase the production capacity.

Chief Executive Officer, Sijmen de Vries, commented:
"We are pleased to continue our investment into BioConnection, as they have been an excellent partner for Pharming for many years. We look forward to continuing to support BioConnection as it continues to grow, and to work with existing shareholders and welcome Gimv as a new shareholder in BioConnection.”

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific. For more information, visit www.pharming.com.

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2021 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.
Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000
FTI Consulting, USA
Jim Polson
T: +1 (312) 553-6730
LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl